[30,972]                            Form 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the period of           January and February 2001
                  ---------------------------------------------------------

                               Immune Network Ltd.
     ----------------------------------------------------------------------
                 (Translation of registrant's name into English)

               3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F      X           Form 40-F
                                 ---------------            ---------------

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                       Yes                  No        X
                           ----------------    ---------------

   [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------------

                                    SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Immune Network Ltd.
                                                 -------------------
                                                    (Registrant)

Date   March 20, 2001                       By   /s/ Ronald G. Paton
                                                 -------------------
                                                      (Signature)*
                                            Ronald G. Paton, Corporate Secretary

*Print the name and title of the signing officer under his signature.

FOR IMMEDIATE RELEASE

                 Immune Network Forms Collaboration with InNexus
                 -----------------------------------------------

           Grants Option to Acquire Subsidiary with AIDS technologies


VANCOUVER, CANADA, January 8, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM) announced today that it has formed a collaboration with InNexus, Inc. of Seattle, Washington. The collaboration involves the granting of an option to InNexus to acquire Immune Network's subsidiary which holds its monoclonal antibody technologies for the treatment of AIDS.

This collaboration is anticipated to lead to the financing as well as the scientific and clinical development of Immune Network's two monoclonal antibody technologies, hNM01 and 1F7. The immediate goals of the collaboration are to provide developmental capital to re-initiate clinical testing of hNM01 and to complete pre-clinical evaluation of 1F7.

Dr. Allen Bain, President and CEO of Immune Network said, "This collaborative effort should bring together scientific and financial resources that will form a greater force in the advancement of our HIV monoclonal antibodies. InNexus' expertise in this technology area will provide an enormous boost to the development of our AIDS therapeutic products."

Under the terms of the collaborative option agreement, InNexus will have until July 1, 2001, to exercise its option to purchase all of the issued and outstanding shares of the subsidiary. As a condition InNexus must raise additional capital, to a minimum of US$2 million, of which at least US$1 million per year must be applied to the projects for two years.

Upon exercise of the option, Immune Network will receive between 36% and 42% of InNexus voting common stock. The final percentage of stock acquired will be based on the actual amount of capital raised by InNexus prior to exercise of the option. During the option period, Immune Network will continue to fund the development of the AIDS technologies through an advancement of US $161,000.

InNexus will reimburse this advancement and an additional US $765,333, constituting a partial reimbursement of expenditures already made by Immune Network in the development of these technologies. The total sum of US $926,333 will be deemed to be a convertible loan from IMM to InNexus bearing interest at the rate of 12% per annum and convertible into voting common stock of InNexus at the rate of US $1.00 per share. The total indebtedness will mature within 18 months of the exercise of the option.

Upon exercise of the option, Dr. A. Charles Morgan, President of InNexus, will be made President of the subsidiary. Dr. Allen Bain, President and CEO of Immune Network, will be appointed as a director of InNexus.

Dr. A. Charles Morgan is an internationally recognized scientist and entrepreneur with an extensive track record in managing technology from inception through development. Dr. Morgan is a pioneer of monoclonal antibody technologies, having led such research at Scripp's Research Institute in La Jolla, CA and at the Biological Response Modifiers Program, National Cancer Institute, in Frederick, MD. Dr. Morgan has extensive experience in obtaining venture and corporate support for biotechnology development. Dr. Morgan has also founded (or co-founded) three biotechnology companies, including InNexus, Inc., NeoRx Corp. (trading on NASDAQ) and Receptagen, Ltd.

Dr. Charles Morgan said, " Based on 21 years of experience in commercializing biotechnology, I believe monoclonal antibodies are poised to become the dominant sector of the industry, with regard to product introduction, as virtually all technological barriers to pharmaceutical development have been overcome. In my assessment, both the 1F7 and hNMO1 antibodies are fast track, drug development candidates with the potential for greatly improving the current treatment of AIDS and other chronic viral illnesses. I am impressed by the sound science behind these projects and the developmental work to date by Immune Network."

This option agreement is subject to the approval of the boards of directors of Immune Network and InNexus, acceptance of filing of the agreement with the Canadian Venture Exchange, and completion of mutual due diligence.

InNexus is a developmental stage company focused on anti-idiotypic, monoclonal antibodies. Anti-idiotypes are monoclonal antibodies directed to the antigen recognition site of other antibodies. Anti-idiotypes can regulate the immune system and other biological processes. Anti-idiotypes represent a virtually unlimited source of new pharmaceutical products. Both the hNM01 and 1F7 antibodies from Immune Network are complementary to the InNexus product focus.

About Immune Network

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our website: www.immunenetwork.com
                   ---------------------

To learn more about the InNexus Inc. please visit their website:
www.innexuscorp.com
-------------------



"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                      -30-


Company Contact:

Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            January 8, 2001

Item 3.     Press Release
            -------------
            News Release dated January 8, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that it has formed a collaboration with InNexus, Inc. of Seattle, Washington. The collaboration involves the granting of an option to InNexus to acquire the Issuer's subsidiary which holds its monoclonal antibody technologies for the treatment of AIDS.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that it has formed a collaboration with InNexus, Inc. of Seattle, Washington. The collaboration involves the granting of an option to InNexus to acquire the Issuer's subsidiary which holds its monoclonal antibody technologies for the treatment of AIDS.

            This collaboration is anticipated to lead to the financing as well as the scientific and clinical development of the Issuer's two monoclonal antibody technologies, hNM01 and 1F7. The immediate goals of the collaboration are to provide developmental capital to re-initiate clinical testing of hNM01 and to complete pre-clinical evaluation of 1F7.

            Under the terms of the collaborative option agreement, InNexus will have until July 1, 2001 to exercise its option to purchase all of the issued and outstanding shares of the subsidiary. As a condition InNexus must raise additional capital, to a minimum of US$2 million, of which at least US$1 million per year must be applied to advancement of the technologies for two years.

            If the option is exercised, the Issuer will receive between 36% and 42% of InNexus voting common stock. The final percentage of stock acquired will be based on the actual amount of capital raised by InNexus prior to exercise of the option. During the option period, the Issuer will continue to fund the development of the AIDS technologies through an advancement of US $161,000.

            InNexus will reimburse this advancement and an additional US $765,333, constituting a partial reimbursement of expenditures already made by the Issuer in the development of these technologies. The total sum of US $926,333 will be deemed to be a convertible loan from the Issuer to InNexus bearing interest at the rate of 12% per annum and convertible into voting common stock of InNexus at the rate of US $1.00 per share. The total indebtedness will mature within 18 months of the exercise of the option.

            Upon exercise of the option, Dr. A. Charles Morgan, President of InNexus, will be made President of the Issuer's subsidiary. Dr. Allen Bain, President and CEO of the Issuer, will be appointed as a director of InNexus. This option agreement is subject to the approval of the boards of directors of the Issuer and InNexus, acceptance of filing of the agreement with the Canadian Venture Exchange, and completion of mutual due diligence.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 17th day of January, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
    ------------------------------------------
         Allen Bain
         President and Chief Executive Officer

                           CANADIAN VENTURE EXCHANGE

January 9, 2001

Maitland & Company
Barristers & Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 2T6

Attention: Ronald G. Paton

Dear Sir\Madame:

Re:     Immune Network Ltd. (the "Company") - Submission #60797

We acknowledge receipt of your letter dated January 4, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name                   No. of Shares
Rupinder Bagri                25,000
Allen Bain                   990,000
John Barnard                  25,000
Gladys Chan                   25,000
Robert Gayton                100,000
David Goold                   80,000
Cathy Horne                   25,000
Mario Kasapi                  20,000
Danny Lowe                    50,000
Markham Moore                 50,000
Oh Kim Sun                   100,000
Ronald Paton                  50,000
Jean Quinn                    20,000
Donald Rix                   100,000
Matt Sadler                   15,000
Talieh Shahrokhi              15,000
Stephanie Yip                 15,000
Alexander Zolotoy             50,000

The options are exercisable up to January 1, 2006 at a price of $0.25 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

       P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BC CANADA V7Y 1H1
             TEL (604)689-3334   FAX(604) 688-6051   WWW.CDNX.CA

                            CANADIAN VENTURE EXCHANGE

Maitland & Company
January 9,2001
Page two

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2,9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: cchambers@cdnx.ca.

Yours truly,

/s/ Colleen Chambers

Colleen Chambers
Analyst
Corporate Finance

CC\nl

cc:  BC Securities Commission, Attention: Corporate Finance
     Immune Network Ltd.

File:::ODMA\PCDOCS\DOCP\595482\1

This is the form required under section 139 of the Securities Regulation and, if applicable, by an order issued under section 76 of the Securities Act.

                                      FORM 20

                                   Securities Act

                          Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

       Immune Network Ltd. (the "Issuer")
       3650 Wesbrook Mall
       Vancouver, BC   V6S 2L2
       Telephone:   (604) 222-5541

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

       The Issuer is an exchange issuer.

3.     Describe the type of security and the aggregate number distributed.

       An aggregate of 1,755,000 stock options exercisable at a price of $0.25 until January 1, 2006.

4.     Date of the distribution(s) of the security.

       January 9, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

       Section 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

(a)

-------------------------------------------------------------------------------------------------------------
                                                                                               Section of
                                                                           Total            Act/Rules and if
                                    Number of          Price Per         Purchase          applicable, Date of
      Full Name and Residential    Securities           Share             Price            Discretionary Order
         Address of Purchaser       Purchased         (Canadian $)     (Canadian $)         or Blanket Order
                                                                                                 Number
-------------------------------------------------------------------------------------------------------------
Rupinder Bagri                     25,000               0.25              Nil              Section 74(2)(9)
3315 Lancaster Court                                                                          of the Act
Coquitlam, BC  V3E 3H9
-------------------------------------------------------------------------------------------------------------
Allen Bain                        990,000               0.25              Nil              Section 74(2)(9)
2039 MacDonald Street                                                                         of the Act
Vancouver, BC  V6K 3Y2
-------------------------------------------------------------------------------------------------------------
John Barnard                       25,000               0.25              Nil              Section 74(2)(9)
3586 West 30th Avenue                                                                         of the Act
Vancouver, BC  V6S 1W5
-------------------------------------------------------------------------------------------------------------
Gladys Chan                        25,000               0.25              Nil              Section 74(2)(9)
12 - 8300 Jones Road                                                                          of the Act
Richmond, BC  V6Y 1L6
-------------------------------------------------------------------------------------------------------------
Robert Gayton                     100,000               0.25              Nil              Section 74(2)(9)
5145 Ashfield Road                                                                            of the Act
West Vancouver, BC  V7W 2X4
-------------------------------------------------------------------------------------------------------------
David Goold                        80,000               0.25              Nil              Section 74(2)(9)
3765 West 16th Avenue                                                                         of the Act
Vancouver, BC  V6R 3C5
-------------------------------------------------------------------------------------------------------------
Cathy Horne                        25,000               0.25              Nil              Section 74(2)(9)
1445 Kilmer Road                                                                              of the Act
North Vancouver, BC  V7K 1R3
-------------------------------------------------------------------------------------------------------------
Mario Kasapi                       20,000               0.25              Nil              Section 74(2)(9)
15860 McBeth Road                                                                             of the Act
Surrey, BC  V4A 5X3
-------------------------------------------------------------------------------------------------------------
Danny Lowe                         50,000               0.25              Nil              Section 74(2)(9)
202 - 1128 West Broadway                                                                      of the Act
Vancouver, BC  V6H 1G5
-------------------------------------------------------------------------------------------------------------
Markham Moore                      50,000               0.25              Nil              Section 74(2)(9)
2808 West 35th Avenue                                                                         of the Act
Vancouver, BC  V6N 2M4
-------------------------------------------------------------------------------------------------------------
Oh, Kim Sun                       100,000               0.25              Nil              Section 74(2)(9)
18 Jalan Tun Ismail, Bukit Tunku                                                              of the Act
50480 Kuala Lumpur, Malaysia
-------------------------------------------------------------------------------------------------------------
Ronald Paton                       50,000               0.25              Nil              Section 74(2)(9)
12774 Ocean Cliff Drive                                                                       of the Act
Surrey, BC  V4A 6G8
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                                               Section of
                                                                           Total            Act/Rules and if
                                    Number of          Price Per         Purchase          applicable, Date of
      Full Name and Residential    Securities           Share             Price            Discretionary Order
         Address of Purchaser       Purchased         (Canadian $)     (Canadian $)         or Blanket Order
                                                                                                 Number
-------------------------------------------------------------------------------------------------------------
Jean Quinn                         20,000               0.25              Nil              Section 74(2)(9)
703 - 3061 East Kent Avenue                                                                   of the Act
Vancouver, BC  V5S 4P5
-------------------------------------------------------------------------------------------------------------
Donald Rix                        100,000               0.25              Nil              Section 74(2)(9)
101 - 4606 Canada Way                                                                         of the Act
Burnaby, BC  V5G 1K5
-------------------------------------------------------------------------------------------------------------
Matt Sadler                        15,000               0.25              Nil              Section 74(2)(9)
3673 West 11th                                                                                of the Act
Vancouver, BC  V6R 2K4
-------------------------------------------------------------------------------------------------------------
Talieh Shahrokhi                   15,000               0.25              Nil              Section 74(2)(9)
Apt 906 - 5775 Toronto Road                                                                   of the Act
Vancouver, BC  V6T 1X4
-------------------------------------------------------------------------------------------------------------
Stephanie Yip                      15,000               0.25              Nil              Section 74(2)(9)
2956 Wickham Drive                                                                            of the Act
Coquitlam, BC  V3C 4R9
-------------------------------------------------------------------------------------------------------------
Alexander Zolotoy                  50,000               0.25              Nil              Section 74(2)(9)
21 - 8591 Blundell Road                                                                       of the Act
Richmond, BC  V7Y 1K2
-------------------------------------------------------------------------------------------------------------

(b) The Issuer has prepared and certified a list of purchasers comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

       $413,750 upon exercise of stock options

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

       Not applicable

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

       Not applicable

10.    If the distribution was under section 128(h) of the Rules, state

       (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

              Not applicable

       (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

              Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 19th day of January,  2001.

                                         Immune Network Ltd.
                                         ---------------------------------------
                                         Name of Issuer (please print)

                                         /s/ Allen Bain
                                         ---------------------------------------
                                         Signature of authorized signatory

                                         Allen Bain
                                         President and Chief Executive Officer
                                         ---------------------------------------
                                         Name and office of authorized signatory
                                         (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR THE SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE


                       Immune Network Exercises Option on
                          Meditech Pharmaceutical Stock


VANCOUVER, CANADA, January 31, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM) announced today that it has exercised its remaining option on restricted common stock of Meditech Pharmaceuticals Inc. (OTC: MDCH).

Immune Network Ltd. will acquire approximately 6.7 million shares of restricted common stock upon exercise of its option, for a total of 10 million shares purchased to date.

Dr. Allen Bain, President and CEO said, "Based on the progress Meditech and Immune Network have made with testing and patenting Meditech's various product candidates, and based upon the early expressions of interest from potential marketing partners, we are pleased to take a further ownership position in Meditech. Should Meditech complete the financing announced last year, we would look forward to an acceleration of Meditech's product development programs."

Meditech has filed a registration statement with the Securities and Exchange Commission (SEC) regarding a U.S. $30 million private equity line financing agreement that it has secured with an institutional investor, as outlined in its recent SEC filings.

Immune Network also reports that the in vitro Herpes Simplex test results of Zorex have been selected for poster presentation and abstract publication at the 14th International Conference on Antiviral Research on April 10 in Seattle, Washington.


About Immune Network

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our website: www.immunenetwork.com
                   ---------------------

To learn more about Meditech Pharmaceuticals Inc., please visit their website: www.mdch.net
------------

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                       -30-


Immune Network Contact:

Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------

Meditech Pharmaceuticals Contact:

Steven Kern
Meditech Pharmaceuticals, Inc.
Tel. (480) 614-2874
Fax. (480) 614-0560
Internet  http://www.mdch.net
          -------------------
Email  mdch@mdch.net


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            January 31, 2001

Item 3.     Press Release
            -------------

            News Release dated January 31, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that it has exercised its remaining option on restricted common stock of Meditech Pharmaceuticals Inc. (OTC: MDCH)

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that it has exercised its remaining option on restricted common stock of Meditech Pharmaceuticals Inc. (OTC: MDCH)

            The Issuer will acquire approximately 6.7 million shares of restricted common stock upon exercise of its option, for a total of 10 million shares purchased to date.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on\
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 9th day of February, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
    ------------------------------------------
         Allen Bain
         President and Chief Executive Officer

FOR IMMEDIATE RELEASE


             Bridge Pharma Joint Venture with Immune Network Selects
                      Drug Candidate for Atopic Dermatitis



VANCOUVER, CANADA, and SARASOTA, FLORIDA February 6, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) and Bridge Pharma Inc. report that a new drug candidate for atopic dermatitis (eczema) has been selected for further development by their 50:50 joint venture.

The Bridge Pharma Joint Venture (BPJV) compound, BP 1249, exhibited favorable efficacy and a wide safety margin in a series of preclinical studies that began in the fall of 1998 and were completed in December 2000. Work on BP 1249 was carried out in premier contract laboratories and universities in various locations worldwide, selected for their specific areas of expertise.

BP 1249 was selected from among numerous compounds synthesized, screened and tested by the BPJV for their ability to prevent release of inflammatory mediators from pro-inflammatory cells. The structural similarity of BP 1249 to a drug that has been on the market for many years is expected to enhance the likelihood of successful outcomes of clinical trials and reduce the time for regulatory approval as compared to any of the other candidate drugs the BPJV has had under consideration. Commencing immediately, the companies will begin studies leading to an IND submission to the FDA. Phase I clinical trials of BP 1249 are scheduled to begin in the fourth quarter of 2001.

BP 1249 is a small organic molecule that is designed for once-a-day oral administration or topical application for the treatment of eczema. Patent applications covering BP 1249 are pending.

About Bridge Pharma

Bridge Pharma is a privately held drug discovery company based in Sarasota, Florida.

About Immune Network

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our website: www.immunenetwork.com
                   ---------------------

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                       - 30 -

Company Contacts:

Immune Network Ltd:

Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall,
Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free. 1-877-644-5541
Fax.  (604) 222-5542
Email   rbagri@immunenetwork.com
        ------------------------
Internet.  http://www.immunenetwork.com


Bridge Pharma, Inc.:

Dr. Robert A. Abrahams
Bridge Pharma, Inc.
902 Contento Street
Sarasota, FL 34242
Tel. (203) 259-3396  or
Tel. (941) 349-0027
Fax. (941) 349-0037
Email. BRIDGEPHRM@AOL.COM



THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            February 6, 2001

Item 3.     Press Release
            -------------

            News Release dated February 6, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that a new drug candidate for atopic dermatitis (eczema) has been selected for further development by the 50:50 joint venture with Bridge Pharma Inc.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that a new drug candidate for atopic dermatitis (eczema) has been selected for further development by the 50:50 joint venture with Bridge Pharma Inc.

            The Bridge Pharma Joint Venture (BPJV) compound, BP 1249, exhibited favorable efficacy and a wide safety margin in a series of preclinical studies that began in the fall of 1998 and were completed in December 2000. Work on BP 1249 was carried out in premier contract laboratories and universities in various locations worldwide, selected for their specific areas of expertise.

            BP 1249 was selected from among numerous compounds synthesized, screened and tested by the BPJV for their ability to prevent release of inflammatory mediators from pro-inflammatory cells. The structural similarity of BP 1249 to a drug that has been on the market for many years is expected to enhance the likelihood of successful outcomes of clinical trials and reduce the time for regulatory approval as compared to any of the other candidate drugs the BPJV has had under consideration. Commencing immediately, the companies will begin studies leading to an IND submission to the FDA. Phase I clinical trials of BP 1249 are scheduled to begin in the fourth quarter of 2001.

            BP 1249 is a small organic molecule that is designed for once-a-day oral administration or topical application for the treatment of eczema. Patent applications covering BP 1249 are pending.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of February, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
       -------------------------------------
       Allen Bain
       President and Chief Executive Officer

                           CANADIAN VENTURE EXCHANGE

February 9, 2001

Maitland & Company
Banisters & Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 2T6

Attention: Ronald G. Paton

Dear Sirs\Mesdames:

Re:   IMMUNE NETWORK LTD. ("IMM")
      Property-Asset Disposition - Submission #61199

This is to confirm that the CDNX has accepted for filing an Option Agreement dated December 29, 2001, between the Company and InNexus Inc. ('InNexus'). InNexus has been granted the option to acquire all of the issued and outstanding shares of 612673 B.C. Ltd., the Company's wholly-owned subsidiary, which holds the Company's monoclonal antibody technologies for the treatment of AIDS. The options expires July 1, 2001 and in order to exercise the option, InNexus must raise a minimum of US$2 million additional capital, of which at least US$1 million per year must be applied to the technology for two years.

For further information please seethe Company's news release dated January 8, 2001.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6526 / FAM (604) 844-7502 / EMAIL: jedman@cdnx.ca.

Yours truly,

/s/ Jody-Arm Edman

Jody-Arm Edman, CA
Corporate Analyst
Corporate Finance

JE/nl

cc:   BC Securities Commission, Attention: Corporate Finance
      Immune Network Ltd.

File:::0DMA\PCD0CS\DOCP\618925\1

       P.O. BOX 10333, 609 GRANVILLE STREET, VANCOUVER, BC CANADA V7Y 1H1
               TEL (604)689-3334   FAX(604) 688-6051   WWW.CDNX.CA

FOR IMMEDIATE RELEASE

                  Immune Network Starts Canadian Clinical Trial


VANCOUVER, CANADA, February 27, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM) reports that it has commenced a Canadian clinical trial to provide additional safety and pharmacokinetic evidence in support of the development of its anti-inflammatory drug for treating Alzheimer disease.

Under the management of CroMedica Prime, the trial will involve 24 healthy volunteers between the ages of 50 and 80. The objective of this clinical trial is to determine further clinical characteristics of dapsone alone and in combination with donepezil (a current drug for Alzheimer disease). Data from this drug interaction trial will enable further development of IQ201, Immune Network's new Alzheimer disease drug candidate based on dapsone. This trial will be completed in about three months.

CroMedica Prime, a Phase I clinical trials unit of CroMedica, is a novel research partnership that pairs industry and academic expertise with state-of-the-art facilities. Located in the Vancouver General Hospital, CroMedica Prime represents a unique partnership among CroMedica, the Vancouver Hospital and Health Sciences Centre, the University of British Columbia and the BIRC Corporation. The facility is particularly suited for specialized, technologically intensive research endeavours from Phase I through proof-of-concept investigations.

Immune Network is also continuing with its DAD2000 trial, a multi-center prospective Phase 2 clinical trial, now active in over 15 centers in four countries. The DAD2000 trial is designed to provide definitive data further supporting the clinical development of IQ201.

Alzheimer disease (AD) is one of the leading causes of death in the elderly population. One in 10 people over 65 and nearly half of those over 85 have Alzheimer disease. Immune Network's therapeutic approach is not aimed at the original causes of the disease, but rather the final step that leads to brain cell death. For diseases that have many contributing factors, such as Alzheimer disease, aiming a drug at a final step of the disease process can often be more fruitful than aiming a drug at one of many upstream factors. Immune Network's drug candidate appears to "soothe the inflamed brain", blocking brain inflammation through a broad spectrum of action.

Immune Network also reports the appointment of Ms. Rupinder Bagri as Director of Investor Relations. Ms. Bagri has been with the company since June of 1999.

About Immune Network

As a biotech merchant developer, Immune Network's principal strategy is to identify outstanding commercial opportunities for new drug treatments and to take them closer to market through rapid completion of critical milestones. Completion of these milestones may be followed by licensing, alliances or spin-offs with the goal of realizing a much faster return on investment than would typically be realized by traditional biotech companies. Immune Network's drug development portfolio currently includes therapeutics for Alzheimer Disease, AIDS, Herpes, Asthma, Cancer, Hepatitis, and Dermatitis.

Immune Network also maintains a holdings portfolio in a number of technology companies through its majority owned subsidiary, BC Research Inc.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                       -30-


Immune Network Contact:

Rupinder Bagri,
Director of Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC  V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            February 27, 2001

Item 3.     Press Release
            -------------
            News Release dated February 27, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that it has commenced a Canadian clinical trial to provide additional safety and pharmacokinetic evidence in support of the development of its anti-inflammatory drug for treating Alzheimer disease.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that it has commenced a Canadian clinical trial to provide additional safety and pharmacokinetic evidence in support of the development of its anti-inflammatory drug for treating Alzheimer disease.

            Under the management of CroMedica Prime, the trial will involve 24 healthy volunteers between the ages of 50 and 80. The objective of this clinical trial is to determine further clinical characteristics of dapsone alone and in combination with donepezil (a current drug for Alzheimer disease). Data from this drug interaction trial will enable further development of IQ201, the Issuer's new Alzheimer disease drug candidate based on dapsone. This trial will be completed in about three months.

            The Issuer is also continuing with its DAD2000 trial, a multi-center prospective Phase 2 clinical trial, now active in over 15 centers in four countries. The DAD2000 trial is designed to provide definitive data further supporting the clinical development of IQ201.

            The Issuer also reports the appointment of Ms. Rupinder Bagri as Director of Investor Relations.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 9th day of March, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
     -------------------------------------
     Allen Bain
     President and Chief Executive Officer